UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously reported, on February 6, 2025, Fitell Corporation, a Cayman Islands company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”), as amended by an amendment to securities purchase agreement dated as of February 9, 2025 (the “Amendment to Securities Purchase Agreement”) with an institutional investor (the “Investor”) in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 796,813 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to 1,195,220 Ordinary Shares (the “Investor Warrants”), at a combined purchase price of $5.02 per Ordinary Share and the associated Investor Warrant, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-284232) and a related base prospectus, together with the related prospectus supplement, dated as of February 6, 2025 (such registration statement, prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission.

Each Investor Warrant has an exercise price of $5.02 per Ordinary Share, is immediately exercisable and will expire three years following the issuance date. The Investor Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder.

Rodman & Renshaw LLC (“Rodman”) acted as exclusive placement agent in connection with the Offering, and in consideration therefor the Company agreed to register and issue to Rodman or its designees warrants (the “Placement Agent Warrants”, and together with the Investor Warrants, the “Warrants”) to purchase up to 55,777 Ordinary Shares pursuant to the Registration Statement. The Placement Agent Warrants contain substantially the same terms as the Investor Warrants, except that they are exercisable at a price of $6.275 per Ordinary Share. In addition, the Company agreed to pay Rodman an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, $100,000 for fees and expenses of its legal counsel and out-of-pocket expenses, and $15,950 for clearing expenses. Upon any exercise of the Investor Warrants for cash, the Company has agreed to (i) pay Rodman a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the Investor Warrants and (ii) issue to Rodman or its designees warrants to purchase 7.0% of the number of Ordinary Shares issued upon the cash exercise of the Investor Warrants.

The closing of the Offering occurred on February 10, 2025, and the Company issued a press release in connection therewith, which is attached hereto as Exhibit 99.1.

The net proceeds from the Offering were approximately $3.4 million after deducting Rodman’s fees and expenses and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for the development and commercial launch of smart fitness equipment and for general corporate purposes and working capital. The Company may also use a portion of the net proceeds from the Offering to acquire or invest in complementary businesses, technologies, or other intellectual property, although the Company has no present commitments or agreements to do so.

The Securities Purchase Agreement, as amended, includes customary representations, warranties and covenants by the Company and the Investor. Additionally, the Company has agreed to provide the Investor with customary indemnification under the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement, the Amendment to Securities Purchase Agreement, the Investor Warrants, and the Placement Agent Warrants is only a summary and is qualified in its entirety by reference to the complete text of the form of Securities Purchase Agreement, the form of the Amendment to Securities Purchase Agreement, the form of Investor Warrant, and the form of Placement Agent Warrant, copies of which are attached as Exhibit 1.1, Exhibit 1.2, Exhibit 4.1, and Exhibit 4.2, respectively, to this Report on Form 6-K and are incorporated by reference herein, and such description and exhibits are incorporated by reference into the Registration Statement.

Copies of the opinion of Ogier regarding the validity of the Ordinary Shares issued in the Offering, including Ordinary Shares issuable upon exercise of the Warrants, and the opinion of The Crone Law Group, P.C. regarding the validity of the Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K.

Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Exhibit Number	Description
1.1	Form of Securities Purchase Agreement
1.2	Form of Amendment to Securities Purchase Agreement
4.1	Form of Investor Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Ogier
5.2	Opinion of The Crone Law Group, P.C.
23.1	Consent of Ogier (set forth in Exhibit 5.1)
23.2	Consent of The Crone Law Group, P.C. (set forth in Exhibit 5.2)
99.1	Press Release issued by Fitell Corporation on February 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 10, 2025	FITELL CORPORATION

		By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)